January 16, 2007

Mr. Daniel Gordon
Branch Chief
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Dear Mr. Gordon:

On behalf of inVentiv Health, Inc. (the "Company"), we are providing the following responses to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission dated December 22, 2006 relating to the Company's Annual Report on Form 10-K for the year ended December 31, 2005 (the "2005 10-K") and to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006. For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter. The responses and information described herein are based upon information provided to us by the Company.

Form 10-K for the year ended December 31, 2005

Item 8- Financial Statement and Supplementary Data
Consolidated Statements of Cash Flows, page 27

1.
We note that you changed your presentation of your consolidated statements of cash flows in 2005 to separately present the cash flows from discontinued operations within the categories of operating, investing and financing activities. We also note that you now begin your reconciliation to operating cash flows with net income from continuing operations. In future filings please adjust net income, rather than net income from continuing operations, when reconciling to operating cash flows. For reference please see paragraph 28 of SFAS 95.

The Company will begin its reconciliation to operating cash flows in future filings with net income rather than net income from continuing operations as indicated in paragraph 28 of SFAS 95.

Note 2 - Summary of Significant Accounting Policies
Revenue Recognition
inVentiv Commercial, page 29

2.
You disclose that most of your Ventiv Pharma Teams contracts specify a separate fee for the initial "deployment phase" of a project and that you consider the "deployment phase" of your detailing contracts to be a separate and distinct earnings process and recognize the related revenues throughout the "deployment phase." Please explain to us how you determined that the "deployment phase" and "promotion phase" within your arrangements qualify as separate units of accounting. Please cite the relevant accounting literature in your response as appropriate.

As indicated in the 2005 10-K, the Company's sales and marketing team contracts involve two phases, a “deployment phase”, in which the Company performs initial recruiting and training and prepares for deployment of the field force, and a “promotion phase” in which the Company's deployed field force actively promotes specified products for clients through face-to-face interactions with physicians referred to as “detailing.”  In this regard, the Company analyzed paragraph 9 of Emerging Issues Task Force (“EITF”) No. 00-21 “Revenue Arrangements with Multiple Deliverables,” which cites three criteria utilized in determining whether a delivered item should be considered a separate unit of accounting. The following is a discussion of how the Company arrived at its conclusion that the deployment phase is a separate unit of accounting based on these three criteria:

a.
First Criterion: The delivered item(s) has value to the customer on a standalone basis. That item(s) has value on a stand alone basis if it is sold separately by any vendor or the customer could resell the delivered item(s) on a standalone basis.

Analysis: The deployment phase of the Company's Ventiv Pharma Teams (now inVentiv Pharma Teams) contracts represents a discrete phase of the contract. Recruitment and training of sales representatives are services that are offered and regularly sold by the Company on a standalone basis. As indicated in paragraph 16 of EITF 00-21, vendor-specific objective evidence of fair value is established since the deployment phase services are regularly sold separately. If an inVentiv Pharma Teams contract is terminated prior to the commencement of the promotion phase, the Company is entitled to payment for deployment phase services.

b.	Second Criterion: There is objective and reliable evidence of the fair value of the undelivered item(s).

Analysis: The pricing of services performed during the deployment phase of an inVentiv Pharma Teams contract is established separately from the pricing of services to be performed during the promotion phase. The pricing of the recruiting and training services performed in the deployment phase of these contracts is consistent with the Company's standalone pricing for such services as indicated in a. above. Although the detailing services (in this case, the undelivered item) in the promotion phase are also sold on a stand alone basis, they are not sold regularly, so the Company has established vendor-specific objective evidence of fair value based on paragraph 16 of EITF 00-21, which states “paragraph 10 of SOP 97-2, VSOE of fair value is limited to (a) the price charged for a deliverable when it is sold separately or (b), for a deliverable not yet being sold separately, the price established by management having the relevant authority (it must be probable that the price, once established, will not change before the separate introduction of the deliverable into the marketplace).” The pricing of both the deployment phase and promotion phase is established by senior management of inVentiv Commercial Services, who has the relevant authority, and based on the fact that the Company offers and has sold these services on a limited basis with consistent pricing, it is probable that the price will not change. In addition to the vendor-specific objective evidence, there is also third-party evidence of fair value. During contract negotiations, competitors sometimes win contracts over the Company because they are able to provide services for the promotion phase only, at competitive prices, because they may have sales representatives readily available to start promotion.

c.
Third Criterion: If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor.

Analysis: No right of return relative to the delivered performance exists. If an inVentiv Pharma Teams contract is terminated prior to the commencement of the promotion phase, the Company is entitled to payment for deployment phase services.

Based on the facts and circumstances outlined above, the Company has concluded that the deployment and promotion phases are being sold separately and therefore qualify as separate units of accounting within the meaning of paragraph 9 of EITF 00-21.

Goodwill and Other Intangible Assets, page 30

3.	Please tell us and in future filings please expand your disclosure to include a discussion of how you perform your goodwill impairment test.

Goodwill and other indefinite-life intangibles are assessed for potential impairment pursuant to the guidelines of SFAS 142, Goodwill and Other Intangible Assets, on an annual basis (at June 30) or when management determines that the carrying value of good will or an indefinite-lived intangible asset may not be recoverable based upon the existence of certain indicators of impairment. Goodwill is tested for impairment at least annually using a two-step process that begins with an estimation of the fair value of a reporting unit. The first step is a screen for potential impairment, and the second step measures the amount of impairment, if any. The Company calculates and compares the fair value of the goodwill and indefinite-lived intangible asset to its carrying value. If the carrying value exceeds the fair value, an impairment loss will be recognized in an amount equal to the difference. If the Company deems the useful life to be no longer indefinite after testing for impairment in accordance with the applicable rules stated above, the Company amortizes the intangible asset over its remaining estimated useful life, following the pattern in which the expected benefits will be consumed or otherwise used up and the Company continues to review for impairment on an annual basis.

The Company will expand the disclosure regarding goodwill and other indefinite-life intangibles in future filings to include disclosure of its methodology relating to goodwill impairment testing.

Note 3 - Acquisitions, page 32

4.
We note that you will be obligated to make certain earn-out payments, which may be material, contingent on inChord's performance measurements from 2005 through 2007. We also note that Blane Walter is one of the former shareholders of inChord that will receive the additional earn-out payments, and he has served as the President and Chief Executive Officer of inVentiv Communications since the acquisition of inChord Communications, Inc. Please tell us how you considered EITF 95-8 when determining how to record the amounts paid or that will be paid to Blane Walter based on the performance of inChord subsequent to your acquisition. Please provide us with at detailed analysis that addresses each of the factors in EITF 95-8.

Mr. Walter was the principal stockholder of inChord prior to its acquisition by the Company. The inChord acquisition agreement provides Mr. Walter with a contingent right to additional consideration that is based solely on the financial performance of inChord during the relevant accounting periods and is not dependent on the continued provision of services by such persons. Based on this and other factors described below, the Company concluded that these contingent payments relate to acquisition consideration, and not compensation.

In determining the accounting treatment of this contingent acquisition consideration, the Company analyzed the following factors identified in EITF 95-8:

a.  Factors involving terms of continuing employment.

1. Linkage of continuing employment and contingent consideration. Under EITF 95-8, the terms of continuing employment by selling shareholders who become key employees may be an indicator of the substance of a contingent consideration arrangement. The Company believes that the terms of post-closing employment of Mr. Walter and the other selling stockholders who became employees of the Company support the characterization of the contingent acquisition consideration as a component of the purchase price. Neither Mr. Walter nor any such employee is required to remain employed or render any other services in order to receive contingent acquisition consideration. Pursuant to Section 7(e) of his employment agreement, Mr. Walter is entitled to resign at any time on six-months' notice. Moreover, if he breaches this notice obligation, there is no impact on his contractual right to contingent acquisition consideration under the employment agreement or the inChord acquisition agreement.

2. Duration of continuing employment. EITF 95-8 indicates that if the length of time of required employment coincides with or is longer than the contingent payment period, that fact may indicate that the contingent payments are, in substance, compensation. Although there is an employment agreement in place, there is no length of time of required employment for Mr. Walter in order for him to receive contingent acquisition consideration.

3. Level of compensation. Under EITF 95-8, situations in which employee compensation other than the contingent payments is at a reasonable level in comparison to that of other key employees in the combined enterprise may indicate that the contingent payments are additional purchase price rather than compensation. Mr. Walter’s salary and bonus structure remained unchanged before and after the transaction, indicating that the contingent payment is additional purchase price.

b.  Factors involving components of shareholder group.

1. Consistency of per share contingent amounts. All recipients of the contingent payments are entitled to the same percentages of each contingent payment as the percentage they received of the upfront sale consideration for inChord, whether or not such employees remained employed by inChord following its acquisition by the Company. The former inChord stockholders who are employed by inVentiv are being compensated on a basis consistent with arrangements that were in place prior to the acquisition and the potential receipt by such individuals of contingent acquisition consideration is not taken into account in determining compensation levels. No incremental amount is paid to former inChord stockholders who are employed following the acquisition.

2. Relative amount of stock owned by the selling shareholders who remain as key employees. Please refer to item 1 above for response.

3. Preacquisition ownership interests held by parties related to selling shareholders who continue as key employees. Two of Mr. Walter's siblings were inChord stockholders prior to its acquisition by inVentiv. The ownership positions of these individuals did not materially impact the overall economic interest of Mr. Walter in the transaction and the Company therefore regards this factor as inapplicable.

c.  Factors involving reasons for contingent payment provisions. The EBIT multiple represented by the upfront payment in the inChord acquisition was considerably below multiples paid for similar businesses at the time. The Company acquired inChord in a competitive auction process, and the Company was informed by inChord’s representatives during the process that, while the Company’s final offer including contingent payments was competitive with competing offers, the
Company’s upfront payment alone was significantly below other offers and would result in the Company being excluded from the auction process. This was confirmed by a major financial institution that acted as the Company’s financial advisor in the auction process and was supported by a fairness opinion issued to the Company.
These facts further support the characterization of the contingent acquisition consideration as a component of the purchase price.

d.  Factors involving formula for determining contingent consideration. The Company assessed this factor as described in paragraph c. above.

e.  Factors involving other agreements and issues. The Company concluded that this factor was inapplicable to its analysis. There were no applicable terms of other arrangements with selling shareholders or special income tax treatment of contingent payments which may connect these contingent payments to something other than consideration for the acquired enterprise.

Note 7 - Goodwill and Other Intangible Assets, page 34

5.
We note that you acquired $58 million of intangible assets representing customer relationships through acquisitions in 2004, 2005 and 2006. We also note that the weighted average amortization period of these assets is around 11 years. Please provide us with management's justification for the assigned useful lives of these intangible assets and the amortization method that you are using. Please include an analysis of your attrition rates of your customers.

The fair value of the acquired customer relationships was determined based on the excess cash flow method, a form of the income approach. The principle behind the excess cash flow method, through the use of a discounted cash flow analysis, is that the value of an intangible asset is equal to the present value of the cash flow attributable only to that intangible asset. In valuing a customer relationship asset, it is necessary to estimate the expected annual attrition rate, or rate of turnover, that is expected for the acquired customer relationships. This churn rate is applied in estimating the projected revenues associated with the acquired customer relationship asset. Thus, the valuation of the customer relationship asset is dependent, in part, on the assumed attrition rate (i.e., a lower attrition rate, all else equal, will result in a higher fair value associated with the customer relationships). The selected attrition rate is inversely correlated with the remaining useful life assigned to the customer relationship asset (i.e., a lower attrition rate will result in a longer remaining useful life being assigned to the customer relationship asset).

When the relevant information is available, the annual customer churn rate is estimated by analyzing the historical revenue by customer for the target company over a number of years and observing the pattern of annual customer attrition. In addition, in deriving an appropriate churn rate, other quantitative and qualitative factors are considered such as the strength of the customer relationships, the number of years the customer relationships have been in place, the target company’s position in the market, and the target company’s history.

The table below summarizes the customer attrition rate used for each acquisition along with the remaining useful life that was assigned to the acquired customer relationships in each acquisition.

	Acquisition	Annual Attrition Rate Utilized	Amount Allocated	Suggested Remaining
Acquired Company	Date	in the Analysis of Customers	Upon Acquisition	Useful Life (years)
			(in thousands)
Franklin Group	June 2004	20.0%	$ 1,067	5.0
Smith Hanley
Contract Customers	October 2004	10.0%	4,400	10.0
Placement Customers	October 2004	25.0%	1,000	4.0
HHI	November 2004	20.0%	1,100	5.0
PRS	August 2005	12.5%	3,420	8.0
inChord	October 2005	8.0%	26,800	13.0
Adheris	February 2006	10.0%	12,900	11.0
JSAI	April 2006	10.0%	5,055	10.0
Synergos	April 2006	15.0%	1,900	9.0
Total			$ 57,642

The majority of the customer relationship value resulted from the acquisition of two companies: inChord and Adheris. These two acquisitions account for approximately 69% of the total amount assigned to customer relationships over the specified time period. The paragraphs that follow provide additional insight into inChord and Adheris and the remaining useful life assigned to customer relationships of these companies.

Between 2001 and 2004, inChord's gross revenues grew from $72.7 million to $94.3 million, representing a compounded annual growth rate of approximately 9.0 percent. At the time of the acquisition, gross revenue in 2005 was expected to be $110.0 million, representing annual growth of 16.6 percent over 2004. Because of inChord's size and the level of service it offered to its clients, as well as the recognition inChord has acquired in the marketplace and among its customer base since its founding in 1977, inChord had developed a stable client base and had a strong track record of maintaining client relationships. A review of the historical revenues by client confirmed that inChord had historically experienced low levels of customer attrition, and this was expected to continue going forward. Attrition rates for inChord and the other acquisitions were substantiated by a variety of factors, as cited above, including the use of third party valuations. As a result, compared to prior acquisitions made by inVentiv, a lower customer churn rate was applied in the valuation of the inChord customer relationships, resulting in a higher assigned remaining useful life.

Adheris is the premier provider of direct-to-patient adherence programs for the pharmaceutical and retail pharmacy industries. Adheris was founded in 1993, at which time the Company essentially created the industry for third-party patience adherence programs. Since its inception, Adheris has been the industry pioneer in offering its clients programs and services to address patient non-adherence through development of a dominant market position. Adheris developed its own technology platform for gathering and processing prescription data from pharmacies, an extensive network of participating pharmacies that the Company has developed relationships with, strong relationships with pharmaceutical manufacturers, and program management experience, all of which are significant competitive advantages. As of the date on which Adheris' customer relationships were valued, there were no competitors operating on the scale of Adheris. Between 2002 and 2005, total revenue for Adheris grew from $7.2 million to $34.2 million, representing a compounded annual growth rate of approximately 68.2 percent. As the pioneer and leader in a fast growing segment of the industry, Adheris had developed strong relationships with its customers that had resulted in significant increases in revenues. As was the case with inChord, a review of the historical revenues by client confirmed that Adheris had historically experienced low levels of customer attrition, and this was expected to continue going forward. As a result, compared to prior acquisitions made by inVentiv, a lower customer churn rate was applied in the valuation of the Adheris customer relationships, resulting in a higher assigned remaining useful life.

The Company amortizes its customer relationships on a straight-line basis over the useful life of the customer relationship. Unlike customer lists, which may dissipate and become stale over the useful life, the Company’s customer relationship in a service company remains strong over the useful life since the Company maintains regular contact with the customers, who continue to depend on the Company for its desired services. Furthermore, the Company’s contracts generally tend to renew without undue or excessive further costs, often generating new business, because of its constant communication with its customers.

Paragraph B54 of SFAS No. 142 states that “in considering the methods of amortization, the Board noted that Opinion 17 required that a straight-line method be used to amortize intangible assets unless another method was demonstrated to be more appropriate.  However, the Board also noted that circumstances may exist in which another method may be more appropriate, such as in the case of a license that entitles the holder to produce a finite quantity of product.  The Board therefore concluded that the amortization method adopted should reflect the pattern in which the asset is consumed if that pattern can be reliably determined, with the straight-line method being used as a default.”

The Company has determined that the customer relationships have a finite useful life, which has been estimated as described above. Due to the uncertainty of the useful life and because the economic benefits are consumed ratably over the service life, as described above, the Company has determined that the straight-line amortization method is the appropriate method to utilize in the amortization of the customer relationships.

Note 12 - Commitments and Contingencies, page 36

6.
In your 8-K/A dated December 22, 2005, you disclose that inChord executed a Special Bonus Plan with certain of its executives in September 2005 and that the plan is based on prior service rendered by the executives to inChord and became effective upon the closing a sale of the capital stock of inChord to a third party. You also disclose that the potential bonus of $15 million is based upon inChord achieving specified financial targets during 2005 through 2007. Please tell us if the inChord executives that are party to this agreement are obligated to remain employed by your company through 2007 in order to receive the bonus payments. Please additionally file the Special Bonus Plan agreement as an exhibit in future filings as required by Item 601 of Regulation S-K.

The inChord executives that received awards under the Special Bonus Plan are not obligated to remain employed by the Company in order to receive payments under the plan. Section 8 of the Special Bonus Plan states explicitly that the termination of a participant's employment will not have any effect on such Participant's right to receive his or her award under the plan.  An award can be forfeited for misconduct, including misconduct leading to a for cause termination, but the forfeiture is unrelated to any continuing service requirement.

The Company will file the Special Bonus Plan as an exhibit to its Form 10-K for the year ended December 31, 2006.

Note 13 - Common Stock and Stock Incentive Plans, page 37

7.
You disclose that you engaged an independent consultant to analyze your expected volatility and expected life of stock options and that you based your conclusions regarding the expected volatility and expected life of your stock options on those results. In this regard, it appears that you have relied upon your valuation specialist as an expert. Please amend your filing to include the name of the valuation specialist.

Although the Company made reference to the valuation consultant retained by it to calculate expected volatility and expected life of stock options in connection with its financial statements at and as of December 31, 2005 included in the 2005 10-K, this reference was omitted in subsequent periodic filings and the valuation process has instead been described as follows: "During the fourth quarter of 2005, management analyzed its expected volatility and expected life of stock options and concluded that the current expected volatility for options granted during the fourth quarter of 2005 should be 45% and the expected life of the options granted should range between 5.5 and 6.0 years, depending on the grantee’s employee status."  Based on the staff's position taken in other comment letters addressing similar topics, because management takes full responsibility for all aspects of the stock option valuation process, the Company believes it should not be necessary to identify its valuation consultant. The Company plans to continue using the reference cited above in its future periodic filings.

Form 10-Q for the quarter ended September 30, 2006

Note 13 - Commitments and Contingencies

8.
You disclose that in June 2006 in conjunction with an extension of a 60-day stay regarding the Weld case, the Weld Court entered orders recertifying the class, permitting the class claims to go forward, and ultimately permitting one of the original named class plaintiffs to remain. We note that you revised your disclosure to state that no matters outstanding as of September 30, 2006 are "likely" to have a material adverse effect on the results of operations or financial position of your company. Please clarify for us whether you believe that an unfavorable outcome for your company regarding this case is probable, possible, or remote as required by paragraphs 8-10 of SFAS 5. Please note that if there is at least a reasonable possibility that a loss may have been incurred your disclosure should give an estimate of the possible loss or range of loss or state that such an estimate cannot be made.

The Company believes that the probability of an unfavorable outcome to the Company in this litigation is remote.

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If you have any question or require any further information or documents, please telephone the undersigned at (212) 880-3817.

Very truly yours,

/s/  Kenneth G. Alberstadt
Kenneth G. Alberstadt